

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2011

Via E-mail
James M. Cassidy
President, Secretary and Director
Beachwood Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

> **Re:** **Beachwood Acquisition Corporation**
> **Boxwood Acquisition Corporation**
> **Cottonwood Acquisition Corporation**
> **Driftwood Acquisition Corporation**
> **Moosewood Acquisition Corporation**
> **Forms 10-12G**
> **Filed June 2, 2011**
> **File Nos. 000-54423; 000-54424; 000-54425; 000-54426; 000-54427**

Dear Mr. Cassidy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. The following comments apply to all five registrants, as applicable, unless otherwise noted.

2. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after the date filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming

effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

Item 5. Directors and Executive Officers, page 17

3. Please expand your disclosure of Mr. Cassidy's business experience to include his current position at Tiber Creek Corporation.

4. Pursuant to Item 401(f) of Regulation S-K, please expand your disclosure with regard to Mr. Cassidy to include a discussion of the June 2001 cease-and-desist order to which Mr. Cassidy consented and is subject.

Item 11. Description of Registrant's Securities to be Registered

Additional Information, page 27

5. Please expand your disclosure to clarify when the company's reporting obligations will commence.

Report of Independent Registered Public Accounting Firm, page F-1

6. We note the explanatory paragraph states "the Company has revenues and income since inception" which appears inconsistent with the financial statements. Please request your auditors to revise the report or provide us with an explanation for this inconsistency.

Balance Sheets, page F-2

7. Please disclose on the face of the Balance Sheet or in a note, the number of authorized shares of preferred stock.

8. Please revise your line item 'accumulated deficit' to a more descriptive caption such as 'deficit accumulated during the development stage'. Refer to ASC 915-210-45-1. Please also revise the Statement of Changes in Stockholders' Equity.

Notes to the Financial Statements
Note 1 - Nature of Operations and Summary of Significant Policies, page F-6

9. According to Exhibit 3.2, it appears that you have selected December 31st as your fiscal year end. Please disclose the date you have chosen as your fiscal year end in the filing.

Note 4 – Related Party Transactions, page F-8

10. The disclosure states that the common shares were issued on April 25, 2011 but the disclosure on page 24 states that the shares were issued on April 20, 2011. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Dan Greenspan, Branch Chief, at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director